# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Optimum Communications, Inc., CIK 0001702780
CUSIP: 02156K103
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1 Court Square West, Long Island City, New York (NY), 11101
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001687444

## Reporting persons
- Kite Lake Capital Management (UK) LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,541,544; sole dispositive power 0; shared dispositive power 9,541,544; aggregate amount beneficially owned 9,541,544 (3.3% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 6,856,619 Class A Common Stock, $0.01 par value of the Issuer.
- Kite Lake Capital Management Ltd: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,541,544; sole dispositive power 0; shared dispositive power 9,541,544; aggregate amount beneficially owned 9,541,544 (3.3% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 6,856,619 Class A Common Stock, $0.01 par value of the Issuer.
- Kite Lake Capital Ltd.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,541,544; sole dispositive power 0; shared dispositive power 9,541,544; aggregate amount beneficially owned 9,541,544 (3.3% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 6,856,619 Class A Common Stock, $0.01 par value of the Issuer.
- Massoumeh Khadjenouri: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,541,544; sole dispositive power 0; shared dispositive power 9,541,544; aggregate amount beneficially owned 9,541,544 (3.3% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 6,856,619 Class A Common Stock, $0.01 par value of the Issuer.
- Jan Lernout: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,541,544; sole dispositive power 0; shared dispositive power 9,541,544; aggregate amount beneficially owned 9,541,544 (3.3% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to indirectly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 6,856,619 Class A Common Stock, $0.01 par value of the Issuer.
- KL Special Opportunities Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,691,121; sole dispositive power 0; shared dispositive power 8,691,121; aggregate amount beneficially owned 8,691,121 (3% of the class)
  Comment: The Reporting Person is reporting its beneficial ownership as of the date of filing. As of the trigger date, the Reporting Person was deemed to directly beneficially own, and share the power to vote or direct the disposition with respect to, an additional 6,245,469 Class A Common Stock, $0.01 par value of the Issuer.

## Item 1. Issuer
Name of issuer: Optimum Communications, Inc.
Address of issuer's principal executive offices: 1 Court Square West, Long Island City, New York 11101

## Item 2. Person Filing
Name of person filing:
Kite Lake Capital Management (UK) LLP
Kite Lake Capital Management Ltd
Kite Lake Capital Ltd.
Massoumeh Khadjenouri
Jan Lernout
KL Special Opportunities Master Fund Ltd
Address of principal business office or, if none, residence:
Kite Lake Capital Management (UK) LLP
1st Floor, Tennyson House
159-165 Great Portland Street
London W1W 5PA
United Kingdom

Kite Lake Capital Management Ltd
1st Floor, Tennyson House
159-165 Great Portland Street
London W1W 5PA
United Kingdom

Kite Lake Capital Ltd.
PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Massoumeh Khadjenouri
c/o Kite Lake Capital Management (UK) LLP
1st Floor, Tennyson House
159-165 Great Portland Street
London W1W 5PA
United Kingdom

Jan Lernout
c/o Kite Lake Capital Management (UK) LLP
1st Floor, Tennyson House
159-165 Great Portland Street
London W1W 5PA
United Kingdom

KL Special Opportunities Master Fund Ltd
PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands
Citizenship:
Kite Lake Capital Management (UK) LLP - Other - United Kingdom
Kite Lake Capital Management Ltd - Other - United Kingdom
Kite Lake Capital Ltd. - Cayman Islands
Massoumeh Khadjenouri - Other - United Kingdom
Jan Lernout - Other - Belgium
KL Special Opportunities Master Fund Ltd - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kite Lake Capital Management (UK) LLP - 9,541,544
Kite Lake Capital Management Ltd - 9,541,544
Kite Lake Capital Ltd. - 9,541,544
Massoumeh Khadjenouri - 9,541,544
Jan Lernout - 9,541,544
KL Special Opportunities Master Fund Ltd - 8,691,121
Percent of class:
Kite Lake Capital Management (UK) LLP - 3.3%
Kite Lake Capital Management Ltd - 3.3%
Kite Lake Capital Ltd. - 3.3%
Massoumeh Khadjenouri - 3.3%
Jan Lernout - 3.3%
KL Special Opportunities Master Fund Ltd - 3.0%
Sole power to vote or to direct the vote:
Kite Lake Capital Management (UK) LLP - 0
Kite Lake Capital Management Ltd - 0
Kite Lake Capital Ltd. - 0
Massoumeh Khadjenouri - 0
Jan Lernout - 0
KL Special Opportunities Master Fund Ltd - 0
Shared power to vote or to direct the vote:
Kite Lake Capital Management (UK) LLP - 9,541,544
Kite Lake Capital Management Ltd - 9,541,544
Kite Lake Capital Ltd. - 9,541,544
Massoumeh Khadjenouri - 9,541,544
Jan Lernout - 9,541,544
KL Special Opportunities Master Fund Ltd - 8,691,121
Sole power to dispose or to direct the disposition:
Kite Lake Capital Management (UK) LLP - 0
Kite Lake Capital Management Ltd - 0
Kite Lake Capital Ltd. - 0
Massoumeh Khadjenouri - 0
Jan Lernout - 0
KL Special Opportunities Master Fund Ltd - 0
Shared power to dispose or to direct the disposition:
Kite Lake Capital Management (UK) LLP - 9,541,544
Kite Lake Capital Management Ltd - 9,541,544
Kite Lake Capital Ltd. - 9,541,544
Massoumeh Khadjenouri - 9,541,544
Jan Lernout - 9,541,544
KL Special Opportunities Master Fund Ltd - 8,691,121

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Kite Lake Capital Management (UK) LLP. None of those advisory clients may be deemed to beneficially own more than 5% of the Class A Common Stock, $0.01 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Kite Lake Capital Management (UK) LLP: /s/ Art Markham, Art Markham, Partner (07/09/2026)
- Kite Lake Capital Management Ltd: /s/ Massoumeh Khadjenouri, Massoumeh Khadjenouri, Director (07/09/2026)
- Kite Lake Capital Ltd.: /s/ Massoumeh Khadjenouri, Massoumeh Khadjenouri, Director (07/09/2026)
- Massoumeh Khadjenouri: /s/ Massoumeh Khadjenouri, Massoumeh Khadjenouri (07/09/2026)
- Jan Lernout: /s/ Jan Lernout, Jan Lernout (07/09/2026)
- KL Special Opportunities Master Fund Ltd.: By: Kite Lake Capital Management (UK) LLP, its investment manager, By: /s/ Art Markham, Art Markham, Partner (07/09/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.